UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732, No. 333-289855 and No. 333-298172) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

US$100 MILLION SHARE REPURCHASE PROGRAM

The Company’s board of directors has authorized a new share repurchase program to repurchase up to US$100 million worth of its Class A ordinary shares (“Shares”), effective from October 8, 2026 through October 7, 2028. The Company has fully utilized the US$40 million capacity under its previous share repurchase program adopted in May 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: October 8, 2026

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